Exhibit 99.1

   Explanation of Responses:

   (1) LB I Group Inc. ("LB I Group") holds (i) shares of Series A Preferred Stock (the "Series A Shares") convertible into 740,401 shares of common stock, $0.10 par value (the "Common Shares") of Healthaxis, Inc. (the "Company"), (ii) warrants exercisable for an additional 387,117 Common Shares and, (iii) 667,999 Common Shares. However, the Series A Shares and the warrants are subject to an issuance limitation prohibiting LB I Group from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by LB I Group and its affiliates of more than 4.99% of the then outstanding Common Shares. Thus, for the purposes of Reg. Section 240.13d-3, the Reporting Person is deemed to beneficially own 667,999 Common Shares as of February 25, 2005. The Reporting Person has disgorged to the Company all profits that may be deemed to have been realized from transactions in the equity securities of the Company, within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended.